UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: CLARIFICATIONS ON THE STATEMENTS MADE BY SHAREHOLDER VIVENDI AND ON CONSEQUENT PRESS REPORTS

Rome, 13 November 2018

With reference to the statements issued by shareholder Vivendi on 8 November 2018 (through spokespersons) and on 5 September 2018 (issuing an explicit press release), as well as to the article by Yves de Kerdrel published on 9 November 2018 on www.WanSquare.com with the headline “Elliott manipule maintenant les comptes de Telecom Italia” (“Now Elliott is manipulating Telecom Italia’s books”), TIM provides the following clarifications:

1.	TIM’s Board of Directors currently in office

•

was appointed to replace a Board that had collapsed due to the voluntary resignations of the Vivendi appointed Directors, who resigned to avoid the revocation of some of them, as requested due to serious governance shortcomings;

•	wholly consists of Directors that are independent from the investment funds managed by Elliott;

•

confirmed CEO Amos Genish (appointed by Vivendi), who agreed to remain in office provided the approval of the Strategic Plan deliberated by the previous Board of Directors acting under the direction and coordination of Vivendi and consisting of a majority of Directors appointed by the latter (and this indeed happened).

2.

Consequently, Chief Executive Officer Amos Genish continued his work in a seamless transition from the past, pursuing the objectives set out in the Strategic Plan he himself had drawn up in coordination with shareholder Vivendi, without achieving them and therefore obliging the current Board to make the write-downs reported in the interim report on operations as at 30 September 2018.

3.

Therefore, the need to proceed with these write-downs is not attributable to disorganisation on the part of the Company or to failures in the new governance, as Vivendi insinuated, but to measures implemented by Amos Genish (appointed by shareholder Vivendi) that can be drawn back to strategic choices made by shareholder Vivendi.

4.

As for Vivendi’s statement that it “deplores” the decision to not call a shareholders’ meeting to renew the external auditors, it should be noted that this statement is untruthful (since the BoD has not yet made any decision on this point) and misleading (given that no law requires the external auditors to be appointed before the shareholders’ meeting that will be called to approve the financial statements as at 31 December 2018).

TIM therefore warns shareholder Vivendi, WanSquare and Mr. Yes de Kerdrel to cease making further false and misleading announcements whose only effect is to damage the Company and all its shareholders, and reserves the right to take further action if necessary.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim financial report as of and for the nine months ended September 30, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager